UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*
Great Lakes Aviation, Ltd.

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
39054K 108

(CUSIP Number)
Michael E. Tennenbaum, Managing Member, Tennenbaum & Co., LLC
2951 28th Street, Suite 1000
Santa Monica, California 90405
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
November 1, 2007

(Date of Event Which Requires Filing of This Statement)
     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
(Continued on the following pages)

CUSIP No.	39054K 108	SCHEDULE 13D	Page	2	of	6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tennenbaum & Co., LLC (IRS ID # 95-4587347)

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUND*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		519,820 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

519,820 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

519,820 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%(1)

14	TYPE OF REPORTING PERSON*

OO

(1)	Based on 14,071,970 shares of Common Stock of Great Lakes Aviation, Ltd. outstanding as of July 31, 2007, as reported by Great Lakes Aviation, Ltd. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 10, 2007.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	39054K 108	SCHEDULE 13D	Page	3	of	6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael E. Tennenbaum

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS*

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0 shares

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		519,820 shares

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0 shares

WITH	10	SHARED DISPOSITIVE POWER

519,820 shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

519,820 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.7%(1)

14	TYPE OF REPORTING PERSON*

IN

(1)	Based on 14,071,970 shares of Common Stock of Great Lakes Aviation, Ltd. outstanding as of July 31, 2007, as reported by Great Lakes Aviation, Ltd. in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 10, 2007.
*SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No.	39054K 108	Page	4	of	6
          This Amendment No. 4 to Schedule 13D is being filed on behalf of the undersigned as an amendment to the initial Statement on Schedule 13D filed with the Securities and Exchange Commission on February 2, 2000, as amended by Amendment No. 1 to Schedule 13D filed with the Securities and Exchange Commission on February 13, 2001, Amendment No. 2 to Schedule 13D filed with the Securities and Exchange Commission on August 15, 2001 and Amendment No. 3 to Schedule 13D filed with the Securities and Exchange Commission on May 2, 2007 (as amended, the “Schedule 13D”), relating to shares of Common Stock, par value $0.01 per share (the “Common Stock”), of Great Lakes Aviation, Ltd., an Iowa corporation (the “Issuer”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.
Item 5. Interest in Securities of the Issuer.
          The information in Item 5 is hereby amended and restated as follows:
          (a)-(b) The shares of Common Stock identified pursuant to Item 1 constitute approximately 3.7% of the outstanding shares of Common Stock of the Issuer, based on 14,071,970 shares of Common Stock outstanding as of July 31, 2007, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2007 filed with the Securities and Exchange Commission on August 10, 2007. TCO may be deemed to beneficially own 519,820 shares of Common Stock (3.7% of the outstanding shares), which it has shared voting and dispositive power with Mr. Tennenbaum. Mr. Tennenbaum may be deemed to beneficially own 519,820 shares of Common Stock (3.7% of the outstanding shares), which he has shared voting and dispositive power with TCO. Neither of the Reporting Persons has sole power to vote or to direct the vote of, or sole power to dispose or direct the disposition of, any of the Shares.
          (c) The following transactions with respect to shares of Common Stock were open market sales of such shares on the Over-the-Counter Bulletin Board consummated by TCO within 60 calendar days prior to the filing of this Statement:

Date	Shares of Common Stock Sold	Price
9/11/2007	1,000	$2.6500
9/20/2007	14,500	$2.5079
9/21/2007	10,000	$2.4980
9/24/2007	9,500	$2.4637
9/27/2007	1,000	$2.4600
9/28/2007	1,000	$2.4800
10/2/2007	11,300	$2.4224
10/3/2007	6,500	$2.4269
10/5/2007	3,000	$2.4600
10/8/2007	2,000	$2.4850
10/9/2007	1,000	$2.5600
10/10/2007	500	$2.5700
10/11/2007	1,000	$2.5300
10/12/2007	1,500	$2.5000
10/14/2007	4,500	$2.4278

CUSIP No.	39054K 108	Page	5	of	6

Date	Shares of Common Stock Sold	Price
10/17/2007	1,000	$2.4000
10/18/2007	3,500	$2.4214
10/23/2007	809	$2.4000
10/24/2007	6,000	$2.4333
10/25/2007	8,500	$2.4771
10/31/2007	4,700	$2.4128
11/1/2007	2,000	$2.4100
          (d)  Not applicable.
          (e)  The Reporting Persons ceased to beneficially own more than five percent of the Common Stock on May 14, 2007.

CUSIP No.	39054K 108	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of such Reporting Person’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 2, 2007

TENNENBAUM & CO., LLC, a Delaware limited liability company

/s/ Michael E. Tennenbaum*

Name: Michael E. Tennenbaum
Its: Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum*

Michael E. Tennenbaum

*By:	/s/ David A. Hollander David A. Hollander
Attorney-in-fact